Donald J. Straka
General Counsel & Secretary
Great Western Bancorp, Inc.
100 N. Phillips Avenue
Sioux Falls, SD 57104

March 31, 2016

VIA EDGAR

Erin E. Martin, Special Counsel
Division of Corporation Finance
US Securities and Exchange Commission
Washington, D.C. 20549

Re:    Great Western Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-209892
Acceleration Request

Dear Ms. Martin:

In accordance with Rule 461 under the Securities Act of 1933, Great Western Bancorp, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 4:00 p.m., Eastern Time, on April 1, 2016, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Erin E. Martin, Special Counsel
Division of Corporation Finance
US Securities and Exchange Commission
March 31, 2016

The Company respectfully requests that the Commission notify the undersigned at telephone number (605) 373-3151 upon acceleration of effectiveness of the Registration Statement.

Very truly yours,

/s/ Donald J. Straka

Donald J. Straka
General Counsel and Secretary

cc:    Jessica Livingston, Securities and Exchange Commission